Filing Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Emergent BioSolutions Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054
Forward Looking Statements
This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, including statements regarding our strategy and how the acquisition of Trubion Pharmaceuticals, Inc. (“Trubion”) will impact Emergent BioSolutions Inc. (“Emergent”), expectations regarding compensation and benefits arrangements, and any other statements containing the words “believes”, “expects”, “anticipates”, “plans”, “estimates” and similar expressions, are forward-looking statements. There are a number of important factors that could cause the company’s actual results to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the effectiveness of Emergent’s registration statement on Form S-4 or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and financial and tax treatments of the proposed merger (“Merger”); the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected time-frames or at all and to successfully integrate Trubion’s operations into those of Emergent; such integration may be more difficult, time-consuming or costly than expected; operating costs, partner loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, partners, licensors and others) may be greater than expected following the transaction; the retention of certain key employees of Trubion may be difficult; the parties are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; third parties may claim that either party’s products infringe their intellectual property rights; the rate and degree of market acceptance and clinical utility of the parties’ products; the success of ongoing and planned development programs, preclinical studies and clinical trials; the ability to identify and acquire or in license products and product candidates that satisfy Emergent’s selection criteria; the potential benefits of the parties existing collaboration agreements and the ability to enter into selective additional collaboration arrangements; the timing of and ability to obtain and maintain regulatory approvals for other product candidates; commercialization, marketing and manufacturing capabilities and strategy; and other factors identified in Emergent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and subsequent reports filed with the Securities and Exchange Commission (the “SEC”). The company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.
Additional Information and Where to Find It
This communication is being made in connection with the Merger among Emergent, Trubion and certain of Emergent’s direct and indirect wholly-owned subsidiaries. Emergent intends to file with the SEC a registration statement on Form S-4, which will contain a prospectus relating to the securities Emergent intends to issue in the proposed Merger. Trubion intends to file a preliminary proxy statement in connection with the proposed Merger and to mail a definitive proxy statement and other relevant documents to Trubion’s stockholders. Stockholders of Emergent and Trubion and other interested persons are advised to read, when available, the registration statement and Trubion’s preliminary proxy statement, and amendments thereto, and definitive proxy statement in connection with Trubion’s solicitation of proxies for the special meeting to be held to approve the Merger because these documents will contain important information about Trubion, Emergent and the proposed Merger. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain a copy of the documents filed with the SEC, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Boulevard, Suite 400, Rockville, Maryland 20850, or Trubion Pharmaceuticals, Inc., Attention: Investor Relations, 2401 4th Avenue, Suite 1050, Seattle, Washington, 98121.
Participants in Solicitation
Emergent, Trubion and their respective directors and officers may be deemed participants in the solicitation of proxies from Trubion’s stockholders. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement for its 2010 annual meeting of stockholders and its 2009 annual report on Form 10-K, which were filed with the SEC and are available at the SEC’s website at http://www.sec.gov. Information regarding Trubion’s directors and officers is available in Trubion’s proxy statement for its 2010 annual meeting of stockholders and its 2009 annual report on Form 10-K, which were filed with the SEC and are available at the SEC’s website at http://www.sec.gov. Information regarding Trubion’s directors and officers will also be contained in Trubion’s proxy statement in connection with the Merger when it becomes available. Emergent’s and Trubion’s stockholders may obtain additional information about the interests of Trubion’s directors and officers in the Merger by reading Trubion’s proxy statement when it becomes available.
The following slides were presented by Emergent during a presentation to Trubion employees held August 24, 2010.

EBS Human Resources Opening Remarks Trubion-August 24, 2010 PLEASE NOTE: ALL TITLE SLIDES BASED ON A TITLE MASTER IN AUTO LAYOUT DATE AUTOMATIC TO TURN OFF: [View>Header and Footer...] On Slide tab, uncheck Date and Time, then click Apply

1 Agenda Introductions Human Resources Integration Success Factors Next Steps EBS Human Resources Opening Remarks

2 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Introductions

3 Emergent Human Resources Staff Introductions Paula Lazarich-Vice President, Human Resources Mary Comfort-Director, Compensation, Benefits, & HRIS Stephanie O'Reilly-Director, Training & Development, Employee Relations & Staffing PROPRIETARY AND CONFIDENTIAL

4 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Human Resources Integration Success Factors

5 Communication should be multidimensional Human Resources Integration Success Factors Inform Listen Involve Lead Organization Influencing individual Individual Influencing organization Build awareness and understanding Apply learning and implement integration plan

6 Human Resources Guide Posts Recognize that "Business is a very HUMAN activity." Communicate early and often Align information sharing with regulatory requirements Establish integration teams comprised of Emergent and Trubion employees Establish and communicate a project plan timeline of Human Resources integration activities Human Resources Integration Success Factors PROPRIETARY AND CONFIDENTIAL

7 Questions on Everyone's Mind How will the proposed transition affect me? Will my work routine change? How will my contributions be measured? Will my benefits change? How will I be rewarded? Human Resources Integration Success Factors PROPRIETARY AND CONFIDENTIAL

8 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Next Steps for Human Resources

9 Spend time with Trubion employees understanding their roles and responsibilities, processes and product offerings Take time to understand the Trubion culture-its values, beliefs and behaviors Establish an Human Resources project plan with the Human Resources integration team of Emergent & Trubion employees Near Term Human Resources Activities Next Steps for Human Resources

EBS Human Resources Presentation Trubion-August 24, 2010 PLEASE NOTE: ALL TITLE SLIDES BASED ON A TITLE MASTER IN AUTO LAYOUT DATE AUTOMATIC TO TURN OFF: [View>Header and Footer...] On Slide tab, uncheck Date and Time, then click Apply

1 Agenda Performance Management Cycle Compensation Practices Health & Welfare Benefits Rewards & Recognition Program Training & Development Opportunities EBS Human Resources Presentation

2 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Performance Management Cycle

3 Calendar Year Cycle Calendar Year Cycle Performance Management Cycle PROPRIETARY AND CONFIDENTIAL

4 First Quarter Jointly set individual goals Project Manager included for core team members Jointly set major responsibilities and key duties Discuss career goals and development plan Discuss priorities for the year Which goals are most important Responsibilities or goals more important Performance Management Cycle PROPRIETARY AND CONFIDENTIAL

5 Mid Year Employee provides input on progress on goals Manager provides feedback to employee including feedback from Project Manager, if applicable Performance Management Cycle PROPRIETARY AND CONFIDENTIAL

6 Year End Independent reviewers provide feedback Employees complete self-assessment Manager reviews independent review feedback and obtains other feedback, i.e., Project Manager Manager and employee have discussion on overall performance on goals, responsibilities and behavioral competencies Performance Management Cycle PROPRIETARY AND CONFIDENTIAL

7 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Compensation Practices

8 Pay for performance to attract, retain and motivate achievement of high levels of performance Compare Emergent compensation to market competitive compensation data using Radford's Global Life Sciences Survey Includes biotech, pharmaceutical and other life sciences companies Emergent's base salary, Total Cash Compensation and Total Direct Compensation are compared to the 25th, 50th and 75th percentiles of competitive pay levels Total Cash Compensation: Base salary + annual bonus Total Direct Compensation: Base + bonus + equity Position total compensation at or slightly above the 50th percentile Compensation Philosophy & Competitive Assessment Methodology Compensation Practices

9 Compensation Practices A Career Ladder for each Functional Area PROPRIETARY AND CONFIDENTIAL

10 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Annual Bonus Plan

11 The Plan features the following bonus formula: Annual Bonus Plan Design Overview Compensation Practices Annual cash bonuses are intended to motivate achievement of financial, operational and individual goals Factors can range from 0 to 1.0 at target to 1.5 at maximum based on a quantitative & qualitative review of performance U. S. bonus targets: Vice President 30% Directors 25% Managers 20% Exempt Professionals: 15% Non-exempt 7% The average % of bonus paid last performance year was 100% Bonus = Base Salary x Bonus Target x Corporate Factor Group Factor x x Individual Factor PROPRIETARY AND CONFIDENTIAL

12 Bonus Payout Example Compensation Practices $50,000 Base salary 7% bonus target Target bonus = $3,500 Corporate Factor: 1.05 Group Factor: 1.10 Individual Factor: 1.25 Bonus earned = $5,053 10.11% of base salary PROPRIETARY AND CONFIDENTIAL

13 Bonus Payout Example Compensation Practices $50,000 Base salary 7% bonus target Target bonus = $3,500 Corporate Factor: .5 Group Factor: 1.0 Individual Factor: 1.25 Bonus earned = $2,187.50 4.4% of base salary PROPRIETARY AND CONFIDENTIAL

14 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Long Term Incentive/Equity Grant

15 Senior Manager + and their individual contributor equivalent on the other 3 exempt career ladders are eligible to participate in Emergent's plan Equity is granted at hire and annually and is intended to: Align participant interests with shareholders to drive value creation Provide incentive to attain corporate goals Retain high performing employees Grant consists of both stock options and restricted stock units Grants vest ratably over 3 year period Emergent's Equity Practices Compensation Practices

16 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Health & Welfare Benefits

17 Multiple Offerings Medical, dental & vision insurance BCBS, Delta, VSP & Health Advocate Choice between two medical plans through BCBS Short-term & long-term disability Life & supplemental life insurance Medical & dependent care flexible spending accounts Wellness Program 401(k) plan with employer match & immediate vesting Paid time off (PTO) & holidays Tuition reimbursement Health & Welfare Benefits PROPRIETARY AND CONFIDENTIAL

18 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Rewards & Recognition Program

19 AACE Program Anniversary Award Achievement Award Champions Award Excellence Award Rewards & Recognition Program PROPRIETARY AND CONFIDENTIAL

20 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Training & Development Opportunities

21 Multiple Offerings Management Development & Training Compliance Training Technical Training & Development Professional Training Professional Certification Support Education Support Training & Development Opportunities PROPRIETARY AND CONFIDENTIAL

22 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Questions and Answers